Exhibit 99.4

Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

PARTICIPANTS

Corporate Participants

Shep Dunlap – Vice President, Investor Relations, Motorola Solutions, Inc.

Greg Brown – Chairman & Chief Executive Officer, Motorola Solutions, Inc.

Gino A. Bonanotte – Chief Financial Officer & Executive Vice President, Motorola Solutions, Inc.

Mark Moon – Executive Vice President and President, Sales & Marketing, Motorola Solutions, Inc.

Other Participants

Tim Long – Analyst, BMO Capital Markets (United States)

Joe Del Gaudio – Research Associate, Sanford C. Bernstein & Company, LLC (Research)

Tavis C. McCourt – Analyst, Raymond James & Associates, Inc.

Greg McNiff – Research Associate, Cowen & Company, LLC (Research)

Ashwin X. Kesireddy – Analyst, JPMorgan Securities LLC

Simona K. Jankowski – Analyst, Goldman Sachs & Co.

Brian Modoff – Analyst, Deutsche Bank Securities, Inc.

Kulbinder S. Garcha – Analyst, Credit Suisse Securities (USA) LLC (Broker)

Keith M. Housum – Analyst, Northcoast Research Partners LLC

Michael E. Genovese – Analyst, MKM Partners LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and thank you for holding. Welcome to the Motorola Solutions Second Quarter 2015 Earnings Conference Call. Today’s call is being recorded. If you have any objections please disconnect at this time. The presentation material and additional financial tables are currently posted on the Motorola Solutions Investor Relations website. In addition, a replay of this call will be available approximately three hours after the conclusion of this call over the Internet. The web address is www.motorolasolutions.com/investor.

At this time, all participants have been placed in a listen-only mode and the line will be open for your questions following the presentation.

I would now like to introduce Mr. Shep Dunlap, Vice President of Investor Relations. Mr. Dunlap, you may begin your conference.

Shep Dunlap, Vice President, Investor Relations

Thank you and good morning. Welcome to our 2015 Second Quarter Earnings Call. With me today are Greg Brown, Chairman and CEO; Gino Bonanotte, Executive Vice President and CFO; Mark Moon, Executive Vice President, President of Sales; Bob Schassler, Executive Vice President, Solutions and Services. Greg and Gino will review our results along with commentary. Mark and Bob will join us for Q&A.

Motorola Solutions, Inc.

Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

We posted an earnings presentation and news releases at our website motorolasolutions.com/investor. These materials include GAAP to non-GAAP reconciliations, which we encourage you to refer to. A number of forward-looking statements will be made during this presentation and during the Q&A portion of the call. These statements are based on current expectations and assumptions that are subject to a variety of risks and uncertainties. Actual results could differ materially from these forward-looking statements.

Information about factors that could cause such differences can be found in this morning’s earnings news release and the comments made during the call, in the risk factors section of our 2014 annual report 10-K and in other reports and filings with the SEC. We do not undertake any duty to update any forward-looking statements.

I’d now like to turn the call over to Greg.

Greg Brown, Chairman & Chief Executive Officer

Thanks, Shep. Good morning, and thanks for joining us today. I’d like to make a few opening comments about the second quarter and the overall business before Gino takes us through the results and the outlook.

First, Q2 was another solid quarter. North America grew 5%, marking its third consecutive quarter of growth and the overall business grew 2% when adjusting for foreign exchange. Operational execution continues to drive improved profitability and cash flow generation as reflected in our double-digit growth of EPS and double-digit growth in free cash flow per share.

Second, our growing backlog and strong pipeline illustrate the confidence our customers have in choosing our technology solutions. We posted a third consecutive quarter of sequential backlog growth, ending the quarter with a record $6 billion of backlog and a healthy pipeline moving forward.

Third, I’m very pleased to announce that Silver Lake will make a $1 billion strategic investment in our company that we will use to further accelerate growth in our Smart Public Safety Solutions and Services. And finally, we announced our intent to commence a $2 billion tender offer, representing a significant step toward further improving our capital structure. This accelerated return of capital reflects our continued confidence in the future growth of the company.

I’ll now turn the call over to Gino to provide some additional details on Q2 before returning to provide additional context with respect to our strategic announcements made this morning.

Gino A. Bonanotte, Chief Financial Officer & Executive Vice President

Thank you, Greg. Second quarter revenue was $1.4 billion, down 2% versus Q2 2014. On a constant currency basis, sales grew 2%. Additionally, orders were up 11% year-on-year and ending backlog is up $624 million versus last year. GAAP operating earnings were $254 million, while non-GAAP operating earnings were $260 million or 19% of sales, a 460-basis-point improvement from the year-ago quarter.

GAAP EPS from continuing operations was $0.72 compared to $0.30 in the second quarter of 2014. Non-GAAP EPS was $0.68, which represents 45% year-over-year growth. This growth was driven primarily by our cost savings and simplification initiatives. For the remainder of the call, we will reference non-GAAP financial results including those in our outlook, unless otherwise noted.

Motorola Solutions, Inc.

Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

Product segment Q2 sales were $867 million, down 2% versus the prior year, up 1% when adjusting for currency impact. Q2 Product segment operating income was $176 million or 20.3% of sales, up $43 million versus the prior-year quarter driven by our cost reduction actions. Product segment backlog ended the quarter at $1.3 billion, up $138 million versus last year and up $48 million sequentially, reflecting the fifth consecutive quarterly increase. The year-over-year increase was driven primarily by Asia-Pacific and the Middle East. As expected, we saw a decrease in Europe backlog as we continue to deploy the Norway countrywide system.

Turning to Services, Q2 Services revenue was $501 million, down 1%. Excluding the impact of currency, the Services business grew 4%. Services operating income was $84 million or 16.8% of revenue, up $16 million from the prior-year quarter. Lower operating expenses drove the profitability improvement. Services gross margin was 33.5%, in line with our expectations for Q2. Services backlog is $4.7 billion, up $486 million versus last year and up $125 million sequentially as customers continue to sign long-term service contracts to upgrade, maintain and manage their network.

Moving to operating expenses, total company operating expenses from continuing operations were $393 million, down $69 million or 15% from the year-ago quarter, driven primarily by continued cost reduction activities as well as a stronger dollar. These reductions were significant across all categories, with the largest savings coming from G&A. As of the end of Q2, we are now on a run rate to deliver savings of approximately $175 million versus 2014. We believe our business is well-positioned to deliver solid operating leverage.

Other operating and expense in Q2 was $39 million compared to $40 million in the other quarter. Our Q2 effective tax rate was approximately 35%. We continue to expect the full-year 2015 effective tax rate to be approximately 33%. We also continue to expect our cash tax rate to remain at approximately 15% through 2019.

Turning to cash flow. Cash flow from operations in the second quarter was $140 million, an increase of $22 million or 19% versus last year. Free cash flow was $92 million. The improvement in cash generation was primarily driven by improved profitability. We remain on track for approximately $1 billion of operating cash flow and $800 million of free cash flow for the full year.

We ended Q2 in a net debt position of $285 million. In Q2, we repurchased $285 million of stock at an average price of $61.63 per share, while paying out $72 million in dividends. We also announced this morning that we intend to commence a tender offer to repurchase up to $2 billion of our share. This is a significant step in improving efficiency of our balance sheet, while maintaining an investment-grade credit profile. And it’s consistent with our belief that buying back our stock represents an excellent opportunity given our view of company value and future growth.

Turning to our outlook. We expect total company sales for Q3 to decline 1% to 3%, which corresponds to flat to up 2% including the impact of currency, which we expect to be approximately $50 million. We expect non-GAAP EPS between $0.68 and $0.73.

Moving to the full year. Our outlook remains unchanged. We continue to expect full-year 2015 sales to be flat to down 2%, which translates to 1% to 3% growth in constant currency terms and we continue to expect full-year non-GAAP EPS of $3.20 to $3.40.

Moving on to regional results. As mentioned by Greg, our North America business continues to execute, posting the third consecutive quarter of growth at 5% for the second quarter. We expect North America to show modest growth for the full-year 2015 with a healthy backlog. Latin America was down as expected versus tough comparables including one large deal in the prior year as well as an expected iDEN decline. Challenging macroeconomic conditions as well as the impact of a stronger dollar continue to temper expectations for the year.

Motorola Solutions, Inc.

Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

The Europe and Africa region was down 15% in total, but just 2% when excluding $29 million of currency impact. We expect this region to experience headwinds of currency pressure and the nationwide Norway project transitioning from deployment to long-term managed services. Despite these near-term hurdles, we remain confident in our competitive positioning and long-term opportunities in this region.

Turning to Asia-Pac. The business has stabilized, growing at 4% in constant currency. Backlog in this region is up $97 million or 16% and our pipeline is stronger. We expect Asia-Pacific to show growth in the second half of this year. Finally, our Middle East region is going strong double-digits and backlog is up over 100% versus the year-ago quarter to $418 million. Our Public Safety LTE business continues to gain traction and attract customer interest, while our LMR business is also growing robustly.

I’d also like to share some segment highlights and key initiatives. Our Product business continues to execute on innovating for customer needs with a shift towards software enablement, while also improving operational performance. This is reflected in the segment’s healthy gross margin and lower OpEx, which drove strong profitability of 20.2%.

An example of innovation that’s driving growth and bolstering gross margin includes a major order for the newly released APX8000, which is seeing strong demand. This new radio platform integrates Wi-Fi broadband and LMR into a single device, while also integrating four different radio bands to provide interoperability as well as high voice quality. By integrating Wi-Fi, customers are able to more effectively add new features and functionality via over-the-air software loads.

Another example of innovative solutions solving specific customer needs is the launch of our new line of intrinsically safe TETRA radios, specifically built for hazardous working conditions found in our target verticals of oil and gas, fire and rescue, mining and airports.

There are a number of proof points that illustrate operational efficiency improvements in the business resulting in lower OpEx structure. For example, we have streamlined R&D by reducing various testing labs from 19 to 5, shifted resources to lower-cost worksites, and we’re on track to reduce SKUs 40% by year-end 2015.

Throughout the quarter, we won key customer deals that highlight this customer-focused innovation and software enablement such as a $12.5 million purchase by the U.S. Army for WAVE software that will be used by all the programs in the Army Program Executive Office C3T. WAVE is our application that converts radio communications into voice-over-IP, which allows a user with authorization and a voice-enabled IP device to participate in voice communications regardless of the network or device.

$66 million of wins with four customers in the oil and gas and utility industries covering both P25 and TETRA technologies, targeted devices with unique software features position our solution as long-term investments for our customers.

Shifting to Services. The Services segment continues to show solid growth in constant currency terms. Our core integration services are executing well and we’re encouraged by the opportunities underlying the key growth areas of lifecycle support, managed services and Smart Public Safety Solutions.

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Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

Lifecycle services encompasses our upgrade agreements for system refreshes and maintenance of both hardware and software. We continue to see growth and strong adoption in software maintenance agreements. Some examples of larger wins include multi-year contracts for $19 million in Hong Kong, $13 million in Quebec and $8 million in Pennsylvania.

Managed services continues to be an area of focus for growth. During Q2, we booked orders for several long-term deals, including two contracts totaling $68 million that span over 20 years of operations in managed services in Austria and a $20 million extension to an existing contract in Australia. Additionally in Q2, we launched the North America Managed Services Network Operations Center and have since transitioned customers into that NOC, providing unmatched expertise and scale.

Other notable Smart Public Safety wins include a computer-aided dispatch contract for $14 million in the U.S. and a $9 million contract in Australia. Our Emergency CallWorks acquisition is executing well, having secured six new customers this quarter and helping to expand our reach into next-generation, IP-based command-and-control centers. Additionally, we added a partnership with Wynyard, which in conjunction with our acquisition of PublicEngines, will enhance our Smart Public Safety offering.

Finally, our Public Safety LTE efforts continue to move forward as planned. The existing deployments are on schedule and we still expect Public Safety LTE revenue of approximately $100 million for this year.

I’d now like to turn the call back over to Greg.

Greg Brown, Chairman & Chief Executive Officer

Thanks, Gino. So in addition to a solid quarter, as we mentioned, we announced an important partnership with Silver Lake. We believe this strategic investment is an endorsement of our strategy and a strong vote of confidence in our future growth opportunities.

The partnership combines Silver Lake’s technology expertise and track record with our brand, market reach, and Public Safety technology platforms around the world. This investment also matches the largest single PIPE investment that Silver Lake has ever done. I’m pleased that Silver Lake managing partners Egon Durban and Greg Mondre will be appointed to the Motorola Solutions Board of Directors. They both have a history of driving growth, creating value and bringing teams together to identify and deliver unique business opportunities in the technology industry.

Today, we also announced our intention to commence a tender offer to repurchase up to $2 billion of common stock. This represents an important step towards significantly improving our balance sheet and returning more capital to shareholders, and is incremental to the $8.7 billion in share repurchase and $1.1 billion in dividends that we’ve returned over the past four years. Our strong balance sheet and cash flow allows us to maintain our investment-grade rating and our ability to drive the growth of our business through strategic acquisitions and investments in innovation. This accelerated return of capital reflects our confidence in the growth prospects and future value of the company.

So in closing, Q2 was another solid quarter of outperformance relative to our sales and earnings expectations as we performed well on a number of measures including revenue growth in North America as well as the Middle East. We continue to position this business for improved operating leverage and significant earnings power as we grew backlog for a third straight quarter and we’re now on target to deliver approximately $175 million in cost savings for the year.

And finally, today’s announcements represent not only our conviction in the durability of our business and its earnings and cash generation potential, but the power of our platforms and another important step in accelerating growth in Smart Public Safety Solutions and Services. In aggregate, we’re confident and encouraged about the future of our company and our growth strategy and the value creation we can deliver.

Motorola Solutions, Inc.

Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

And I’ll now turn it back over to Shep.

Shep Dunlap, Vice President-Investor Relations

Thanks. Before we begin taking questions, I would like to remind callers to limit themselves to one question and one follow-up so we can accommodate as many people as possible. Operator, would you please remind our callers on the line how to pose a question?

QUESTION AND ANSWER SECTION

Operator: The floor is now open for questions. At this time if you have a question or comment please press *1 on your touch-tone phone. If at any point your question is answered you may remove yourself from the cue by pressing the # key. We do ask that while you pose your question please pick up your handset to provide optimal sound quality. Thank you. Our first question comes from Tim Long with BMO Capital Markets. Your line is now open.

<Q – Tim Long – BMO Capital Markets (United States)>: Thank you. Just on the question if you could just talk a little bit about the visibility the rest of the year? I think that full-year guidance implies similar to last year with a pretty big fourth quarter. So I understand backlog is up, so is that mostly a backlog-driven number? Or how should we think about risk into Q4?

And then the clarification just a little bit more on the gross margin side. It seems like there’s some positive developments on the Product side most likely offsetting a little bit of mix shift. But we’ve been a few years of seeing the gross margin come down. Gino, if you can talk a little bit about what we could see to get that gross margin line moving back up, that would be great. Thank you.

<A – Gino Bonanotte – Motorola Solutions, Inc.>: I’ll take the first question first, on visibility in the second half. As you mentioned, the first half to second half linearity, it’s approximately the same as it was last year. From a backlog perspective, Q3 and Q4 is slightly below what our historic average has been, really given the over-performance in Q2, backlog that we anticipated being in the second half, shipments in the second half reflected in Q2 actuals. So with the over-performance in Q2, we remain confident on the full year and the full year outlook.

With respect to gross margin, as we’ve talked about in the Q4 call and the Q1 call, the gross margin has been affected largely about – around systems integration in the Services segment, predominantly related to a couple large project deployments that have been occurring, Q4, Q1. We saw a little bit of an improvement in Q2. We continue to expect Services gross margin longer-term to be in the 35%, mid-30% range, approximately 35% and the Product gross margin is stable despite some currency headwinds.

<Q – Tim Long – BMO Capital Markets (United States)>: Okay. Thank you.

Operator: Our next question comes from Pierre Ferragu with Bernstein. Your line is now open.

<Q – Joe Del Gaudio – Sanford C. Bernstein & Company, LLC>:

Hey. Good morning. This is Joe Del Gaudio standing for Pierre. I had a couple of questions. One is, in addition to the $2 billion you mentioned in buyback and tender offer, are you expecting to buy anything else in the open market on a regular basis in addition to that? And the second question is, if you can comment a bit on your guidance for next quarter? It seems a bit conservative and low in terms of sequential growth. Thank you.

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Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

<A – Gino Bonanotte – Motorola Solutions, Inc.>: ...question first. The – what we’ve guided to at the end of Q1 was approximately $600 million to $650 million a quarter, representing about $2.5 billion of buyback. Inclusive of the $2 billion tender, we now intend to repurchase approximately $3.5 billion in 2015. So after the legal cooling-off period at the conclusion of the tender, we expect to be back in the open market.

<A – Greg Brown – Motorola Solutions, Inc.>: And Q3 guidance.

<A – Gino Bonanotte – Motorola Solutions, Inc.>: Q3 guidance, I’m not sure if you were referencing top line or bottom line, so I’ll address both. Q3 guidance top line, clearly over-performance versus expectations. Our expectations in Q2 is driving some of that. And from an earnings perspective, it’s really similar to Q2 and the incremental sales and associated gross margin driving the EPS range.

<Q – Joe Del Gaudio – Sanford C. Bernstein & Company, LLC>: Okay. Thank you.

Operator: Our next question comes from Tavis McCourt with Raymond James. Your line is now open.

<Q – Tavis McCourt – Raymond James & Associates, Inc.>: Hey, Greg and Gino. Nice quarter. I guess another question on the Silver Lake capital. Should we view that as specifically being earmarked for acquisitions? Or I guess the other way to answer that is, should we think about it any differently in terms of how the balance sheet will look or how the cash balance will look exiting next year than we would’ve thought about it previously?

And then in terms of LTE, the revenue rec of $100 million this year, remind me, I’ve kind of lost track in terms of what’s been announced on LTE. Where would that leave you in terms of LTE backlog exiting this year? Thanks.

<A – Greg Brown – Motorola Solutions, Inc.>: ...LTE first. We still estimate that we will achieve the approximately $100 million in Public Safety LTE revenue in this year. We expect – we’ll be focused on the existing deployments and revenue derived from them, the two in the Middle East and in LA. So while we’re not guiding for next year, we expect the Public Safety LTE revenue in 2016 to expand at a reasonable clip of which details will follow.

On Silver Lake, Gino talked about our balance sheet. So we are in a net debt position exiting Q2. We clearly have a lot of capacity in capital, hence our intention to commence a tender. And even after the share repurchase that Gino outlined, which could be as much as $3.5 billion this year all-in, we have firepower remaining given the earnings and cash flow generation of the business moving forward to do more. I think Silver Lake brings us organic and inorganic opportunity and we will continue to look at acquisitions that may make sense, particularly in software or Smart Public Safety and Services. So, I think it strengthens our hand pretty nicely.

<Q – Tavis McCourt – Raymond James & Associates, Inc.>: Great. And if I could have an operational follow-up. The Europe business, obviously you’re lapping tough comps. Number one, is there anything else going on there besides tough comps? And then secondly, do you have enough visibility into the rev rec from the backlog to have a feeling of when that geography could stabilize or start to grow again?

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Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

<A – Greg Brown – Motorola Solutions, Inc.>: Well, Europe/Africa has done great for us in the prior three-year periods. It does have macroeconomic headwinds today as well as the biggest project we’ve ever had in the history of the company for Norway as it starts to wind down. So, it was just about negative 1% or negative 2% normalized for FX. I still think that Manuel and the team are doing a nice job all in both on the system side as well as professional commercial radio. As we think about going into next year, there will be a more significant wind-down of Norway’s revenue recognition, probably about $80 million of revenue headwinds out of that region in 2016 over this prior-year period. But overall we feel good about the opportunities that are in front of us.

<Q – Tavis McCourt – Raymond James & Associates, Inc.>: Great. Thanks very much.

Operator: Our next question comes from Paul Silverstein with Cowen & Company. Your line is now open.

<Q – Greg McNiff – Cowen & Company, LLC (Research)>: Great. Thanks very much.

Thank you. This is Greg for Paul. I appreciate taking my question. Just two quick questions. On the FX impact to revenue, can you just talk about the pricing impact, specifically is discounting more of a factor in the past quarter than it has been? And then around the OpEx tailwind from FX, can you provide some clarity on numbers or some type of contribution? Thank you.

<A – Gino Bonanotte – Motorola Solutions, Inc.>: Sure. The FX impact on pricing depends on regional specifics. There is some impact in Latin America on pricing. We haven’t really seen any margin erosion or ASP reductions, so we’ve been containing the FX pressure at least on pricing. With respect to the FX impact in budgets, I think was the second question, obviously interrelated, both questions. What we’ve said in the past is that we expected an EPS impact of about $0.05 to $0.10 for the year with respect to currency movement, with FX impacting BGM or reducing – the $175 million reduction year-over-year in cost, approximately a third of that is a result of the stronger dollar.

If we look at our BGM profile, about 40% of it right now is denominated in something other than USD. So in conjunction with the Services business and our efforts around moving to low-cost centers, we’ve built in a hedge for FX movement, so it really doesn’t impact the bottom line as much as it does the top line.

<A – Greg Brown – Motorola Solutions, Inc.>: I think that on the revenue FX impact, it’s about $50 million in Q2. We anticipate it being about $50 million in Q3, and on the full year, given the spot rate, it’s about $190 million. I think that the only other thing I’d comment is, I think the more pronounced FX pressure have been a contributory factor to the compressed results in Latin America in particular. But we’re managing it accordingly and it’s incorporated into the overall guidance we’re providing.

<A – Mark Moon – Motorola Solutions, Inc.>: And along that line, as we continue to monitor pricing, ASPs have been holding, as Gino indicated, so we haven’t really seen it affect product pricing, so to say, as Greg mentioned, just really the buying power because of Latin America being U.S. dollar-denominated for our projects and the impact of the currency there locally.

<Q> – Greg McNiff – Cowen & Company, LLC (Research): Great. Thank you very much.

Operator: Our next question comes from Rod Hall with JPMorgan. Your line is now open.

<Q – Ashwin Kesireddy – JPMorgan Securities LLC>: Hi. This is Ashwin on behalf of Rod. Thanks for taking my question. I wanted to go back to the discussion around Silver Lake. Back in February, you guys already talked about some of the growth initiatives in the Services segment and some of the focus areas for you. I was wondering if you kind of identified new areas of initiatives or new technologies that you need to develop with this partnership with Silver Lake.

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Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

<A – Greg Brown – Motorola Solutions, Inc.>: I think that – good question. Thank you. As we said in February, we’re emphasizing Smart Public Safety Solutions as well as Services. And I think the Silver Lake partnership is right in the sweet spot of extending and accelerating our existing strategy in this regard. I think they bring significant expertise in technology products and information solutions. They’re smart, they’re savvy, I think they’ll help us on surgical M&A as well, both in terms of looking at the funnel of opportunity and executing on good deals potentially to supplement and complement what we already have there. We’ve been acquiring already. We did an analytics company a few months ago. We did a command-and-control software company with Emergency CallWorks, that’s gone very well. We did a push-to-talk interoperable software company with Twisted Pair. So I think Silver Lake will – I think of it – them as accelerating and extending what we already have. We’re bringing in new talent into the company. We have a new CIO and many of the people in IT are new. Tom Guthrie, who runs Smart Public Safety Solutions, has come in through an acquisition with Twisted Pair. I feel very good about the relationship, the capacity and the technology savvy that I think will be complementary to what we’re doing already.

<Q – Ashwin Kesireddy – JPMorgan Securities LLC>: Is it fair to characterize this as – your strategy as going after more tuck-in acquisitions rather than making any big ones?

<A – Greg Brown – Motorola Solutions, Inc.>: I think that’s probably fair, but I would say that if there’s something more material and it’s compelling and accretive, we’ll consider that too. So exciting times for what we’re doing going forward.

<Q – Ashwin Kesireddy – JPMorgan Securities LLC>: Okay. Thanks. Just last question on public, on police video, do you see that as a growth opportunity maybe next year or even later? And do you think you need – do you have all the technologies necessary to benefit from any spending there?

<A – Greg Brown – Motorola Solutions, Inc.>: Just to make sure I understood, was your question around video?

<Q – Ashwin Kesireddy – JPMorgan Securities LLC>: Yes, police video.

<A – Greg Brown – Motorola Solutions, Inc.>: Yeah, I think video is a very compelling opportunity for us in many ways. I mean, you see front-and-center all of the rhetoric and narrative around body cameras and capturing video information at an incident with first responders, combining it with their communications. Video is one of the critical components in our Smart Public Safety Solutions strategy, not just the edge devices that may capture it, but the analytics aggregation, dissemination and pushing of that data and the high-bandwidth video into a first responder to a full-fledged complementary converged device. So I think video is very important to what we’re doing going forward. I see it as growing in importance. And I think that will be also front-and-center with the value proposition that we engage Silver Lake on.

<Q – Ashwin Kesireddy – JPMorgan Securities LLC>: Great. Thank you.

Operator: Our next question comes from Simona Jankowski with Goldman Sachs. Your line is now open.

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Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

<Q – Simona Jankowski – Goldman Sachs & Co.>: Hi. Thanks very much. A clarification first, if you can just comment on the split of infrastructure versus device sales for the quarter in terms of their growth trajectory. And then it looks like you’re well on your way to hitting or even maybe exceeding the $175 million OpEx savings for this year. Can you comment on the potential for that number to go higher both for this year and then any incremental opportunities for savings into next year or do you feel like you’ve largely exhausted the opportunity for savings once you get through this program?

<A – Greg Brown – Motorola Solutions, Inc.>: I think on the cost side first, I think I would characterize the $175 million of cost reductions this year as probably in the seventh inning or eighth inning of our journey on cost reductions. Clearly, the majority of them are behind us, and I think the team has done a really good job, not just cutting expense but restructuring the business in a more thoughtful and simple way, doing things that we don’t need to do after selling the enterprise business, getting after footprint, capacity, requirement, duplication. There might be a little bit more there going forward. We’ll always be prudent on looking at the cost structure. But as we pivot now, and especially with today’s announcement with Silver Lake, I think of this company’s trajectory going forward more about growth, more about investment and more about expansion.

<A – Gino Bonanotte – Motorola Solutions, Inc.>: Simona, this is Gino. On the device versus infrastructure, devices in Q2 contracted slightly, and infrastructure was up, systems were up. Importantly though, devices in North America were up. The contraction’s really due to Latin America and the other geographies, not North America.

<Q – Simona Jankowski – Goldman Sachs & Co.>: Thanks, Gino. And infrastructure in North America, was that up as well?

<A – Gino Bonanotte – Motorola Solutions, Inc.>: Yes.

<Q – Simona Jankowski – Goldman Sachs & Co.>: Thank you.

Operator: Our next question comes from Brian Modoff with Deutsche Bank. Your line is now open.

<Q – Brian Modoff – Deutsche Bank Securities, Inc.>: Yeah. Hi, guys. So I guess we can also look at Silver Lake investment today as really kind of a change in strategy. At one point, you’d been considering potential sale of the business. Looking at this, clearly you’re moving in the direction of growing your business. Is that a fair statement?

<A – Greg Brown – Motorola Solutions, Inc.>: I don’t think that’s a fair statement. I think our focus has always been on growing the business and adding capacity and competency. I think, Brian, it’s a logical extension of the path that we’ve outlined, which is optimizing our balance sheet, which is a big part of today, improving the operating and the financial performance of the company, which is also a big part of today, building backlog, which gives us momentum for growth. So, I look at this as a continuation of what’s been my focus and management’s focus, which is growing this company.

<Q – Brian Modoff – Deutsche Bank Securities, Inc.>: Okay. And then could you give me an update on FirstNet, where you see that standing? And then also, can you talk about your view of the importance of lower frequency radios and their stickiness to the business relative to perhaps the idea of using voice-over-IP over LTE at some point in the future as your main communication source for voice? Thanks.

<A – Greg Brown – Motorola Solutions, Inc.>: Yeah. On FirstNet, I think we continue to work very closely with them. We’re actively participating and engaging with them through the draft RFP process. By their own articulation, I think this will carry forward into an RFP, another RFP, by the end of the year or early next year. And I think that – I think their whole initiative will be very measured and elongated, and we’re staying closely in touch with them along the way.

Motorola Solutions, Inc.

Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

As a sidebar, in terms of LA-RICS and that Public Safety LTE deployment, I think we remain on track. And Bob Schassler and his team have done a nice job accelerating what we need to get implemented by the requisite deadlines of that contract.

In terms of your last point on voice-over-LTE, we’ve been specific in pointing out that there’s voice-over-LTE and then there’s mission-critical voice-over-LTE. And we believe that mission-critical voice communications that are embedded in these private networks for LMR have a long, long life. And Public Safety LTE, if you will, and instantiations therein are additive to the LMR business both domestically and internationally. So we feel good about our position, and we’ll monitor it going forward.

<Q – Brian Modoff – Deutsche Bank Securities, Inc.>: Okay. Thank you.

Operator: Our next question comes from Kulbinder Garcha with Credit Suisse. Your line is now open.

<Q – Kulbinder Garcha – Credit Suisse Securities (USA) LLC (Broker)>: Hi. Thanks for the question. I joined a bit late, so maybe this was answered. But I just wanted to clarify what’s the best way of understanding the seasonality of operating margins in Q3 and Q4 because I was previously under the kind of impression that Q3 gets back and Q4 rises and Q2 dips. But that doesn’t sound like that’s how you wanted to model it this year. So is it something that happened in Q2 that we should be aware of that helped margins maybe? That’s the first question.

Second one is once this tender offer on share repurchases is done, what’s the best way of thinking about the ongoing buybacks? You were kind of modeling it more smoothly through the end of 2016 at current run rates, there’s obviously going to be a step down in the share count, so I want to make sure I get that right. Thanks.

<A – Gino Bonanotte – Motorola Solutions, Inc.>: I’ll – Kulbinder, this is Gino. On the margin question, our expectation for margin in Q3 and in Q4 is in line with what we’ve seen in prior, certainly last year and in prior periods.

<Q – Kulbinder Garcha – Credit Suisse Securities (USA) LLC (Broker)>: Okay.

<A – Greg Brown – Motorola Solutions, Inc.>: And I think on seasonality, I believe that our expectations on the second half of this year are generally comparable with last year.

<Q – Kulbinder Garcha – Credit Suisse Securities (USA) LLC (Broker)>: Okay.

<A – Greg Brown – Motorola Solutions, Inc.>: On the tender, as Gino mentioned earlier, we’ll see how it shakes out. And after the tender closes out, there will be the opportunity for us to enter into, after the tender is completed in an open market capacity as we evaluate that accordingly.

<Q – Kulbinder Garcha – Credit Suisse Securities (USA) LLC (Broker)>: But just to be clear, Greg, on that point, you remain committed to ongoing share repurchases, in a sense, thanks to free cash flow being distributed beyond this as well, right?

<A – Gino Bonanotte – Motorola Solutions, Inc.>: Yes. No change to the capital allocation framework that we outlined.

<Q – Kulbinder Garcha – Credit Suisse Securities (USA) LLC (Broker)>: Okay. Great. Thank you.

Motorola Solutions, Inc.

Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

Operator: Our next question comes from Keith Housum with Northcoast Research. Your line is now open.

<Q – Keith Housum – Northcoast Research Partners LLC>: Great. Thanks, guys. Good quarter. Hey, Gino, real quick, you’d mentioned that after the tender is over, you’re going to have to take a timeout according to the rules. How long is that going to be in effect for?

<A – Gino Bonanotte – Motorola Solutions, Inc.>: It’s 10 business days, Keith.

<Q – Keith Housum – Northcoast Research Partners LLC>: Oh, just 10 days. Easy enough. Good. And then if you can just drill down a little bit deeper into the North American business, up 6%. It’s another good quarter for you guys there. Can you provide a little bit more color on where that strength is coming from? Is it the PCR business? Is it the federal business? Just a little more color there, please.

<A – Mark Moon – Motorola Solutions, Inc.>: Hey, Keith. This is Mark. Actually the strength has been across the board. As we’d mentioned earlier, we’ve been getting strength in the systems business as well as the device business. The PCR business last quarter was relatively flat, but it had been growing prior to that. And again, if you think about overall North America, growth has been 4%, 6% and 5% the last three quarters, so a little stronger than what – or it’s certainly at the high end of our expectations.

The federal business has also grown the last two quarters. And we expect it to grow again in the second half and to have modest growth again for the full year. So don’t want to declare victory yet, but as we said, we thought that the narrow-banding effect had worn off and it looks like North America, even given when we talk about North America, they’re facing some FX headwinds of about $20 million in Canada, but across the board, seems to be good growth and solid, if you will, pipeline for where we’re looking at the future.

<Q – Keith Housum – Northcoast Research Partners LLC>: Great. Thank you.

Operator: Our next question comes from Michael Genovese with MKM Partners. Your line is now open.

<Q – Michael Genovese – MKM Partners LLC>: Great. Thanks a lot for taking the question. First, on the Silver Lake investment, I’m just trying to understand what additional business opportunities or end markets or product areas will this investment allow you to target? I’m just – I’m confused about these new business opportunities, what they are.

<A – Greg Brown – Motorola Solutions, Inc.>: I don’t think, Michael, I don’t think they’re new business opportunities. I think the Silver Lake deal is more about bringing additional capacity for us to go achieve them and go seize them. As somebody mentioned earlier, this is exactly consistent with – what we outlined in our Financial Analyst Day in February. So this is all about doubling down on software and services, more specifically Smart Public Safety Software and our Services business. I don’t think it’s new. I think it’s a reaffirmation of our commitment and an acceleration therein.

<Q – Michael Genovese – MKM Partners LLC>: Great. That’s helpful. And then the second point is that with this $2 billion tender offer, it’s obviously going to reduce the share count above and beyond what we already thought, but yet we’re getting the EPS guidance that’s consistent with before. It doesn’t seem to take the reduction in the share count into – I mean how is that taken into account in your guide?

<A – Gino Bonanotte – Motorola Solutions, Inc.>: In the guidance – so it’s important to note and, as I said earlier, the $2.5 billion in what we’ve guided to for the year and now it’s $3.5 billion, but it’s also important to note that from an accounting perspective, the Silver Lake investment, the shares represented in that investment will also be included in EPS.

Motorola Solutions, Inc.

Q2 2015 Earnings Conference Call

Wednesday, August 5, 2015

<Q – Michael Genovese – MKM Partners LLC>: Right. Okay. Thanks. I appreciate the clarifications. Thanks.

Operator: I will now turn the floor back over to Mr. Shep Dunlap, Vice President of Investor Relations, for any additional or closing remarks.

Shep Dunlap, Vice President-Investor Relations

Thanks. We made a number of forward-looking statements during the call. That’s including statements relating to the investment by Silver Lake and the use of proceeds and benefits thereof; the intent to commence the tender offer; our intent to maintain liquidity and investment grade; outlooks relating to sales, EPS, cost savings, operating leverage, operating cash flow and free cash flow as well as gross margins; effective and cash tax rates, currency; Public Safety LTE sales; regional growth; acquisitions and capital return, share repurchases as well as backlog. Thanks for joining us today and we’ll talk to you soon.

Operator: Ladies and gentlemen, this does conclude today’s teleconference. A replay of this call will be made available over the Internet in approximately three hours. The Web address is www.motorolasolutions.com/investor. We thank you for your participation and ask that you please disconnect your lines at this time. Have a wonderful day.

ADDITIONAL INFORMATION REGARDING THE TENDER OFFER

This communication is for informational purposes only, is not a recommendation to buy or sell Motorola Solutions common stock, and does not constitute an offer to buy or the solicitation to sell shares of Motorola Solutions common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that Motorola Solutions will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Motorola Solutions expects to file with the Securities and Exchange Commission upon commencement of the tender offer. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Motorola Solutions will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting Motorola Solutions at 1303 E. Algonquin Road, Schaumburg, IL, 60196, Attn: Investor Relations, or Alliance Advisors, LLC, the information agent for the tender offer, at 855-737-3180.